EXHIBIT 10.19

Directorship Agreement

AGREEMENT effective as of _____ DAY OF _____ 20_____ between AMERI METRO, INC. with its offices at P. O. Box 125, Red Lion, Pa. and Debra Mathias, James Becker, Naresh (Nick) G. Mirchandani, Steve Trout, Robert Todd Reynold, James Becker, Shahjahan C. Mathias, Keith Doyle, Suhail Mathias, Donald (Nick) E. Williams (the "Directors").

WITNESSETH

WHEREAS, Ameri Metro, Inc. has established a development company which among other things, provides transportation development services, and other services.

WHEREAS, Ameri Metro, Inc. Has made a determination that it can use Director services expertise and experience to help Ameri Metro, Inc. better serve its need.

WHEREAS, the parties are desirous of entering an agreement pursuant to the above recitals.

In consideration of the mutual promises herein contained, the parties hereto agree as follows:

1. The company shall employ the Director for a period of one (1) year from the date of this agreement to hold such position at location designated by the company as. Such directorship shall be full time at an initial annual stipend salary $ 150,000 per annum effected upon planed IPO. Notwithstanding the position as full time Director, Director may as authorized by The company, accept other part time directorship by others provided that said directorship does not interfere or represent conflict of interest with Director's obligations to The company. This agreement shall be automatically extended from year to year after this expiration of the initial term unless either party gives not less than three (3) months written notice of termination effective on such expiration date. Such annual salary shall be increased 3% per annual on each yearly anniversary of the term hereof. The Director shall perform such duties at location designated by The Company and travel therefrom as may be desirable for the Company's business.

2.   In addition to his or her base salary, the Director shall be entitled to:

   a.   Shares: Restricted shares of common stock will be issued to the Directors as approved by the Board from time to time. The stocks are restricted from being sold by the Director, for the period of seven (7) years, from the date of issuing the stocks to the Director. For each year of service completed, 1/7th of the total stock's restriction will be lifted. In seven (7) years, all the stocks issued will be available to the Director, without any restriction. Director may sell some of the unrestricted shares to pay for any tax consequence, plus some additional shares up to 5% of the total shares held as director at planed IPO. Company per it board's action may release the restriction on the shares at any time, as the Company deems appropriate. If no service have been provided by the Director for the any period past the anniversary date of the planed IPO, company shall retrain all shares and company shall have no further obligation to the director. Director agrees to this specific clause of the share issuance by the company.

   b.   Business expenses reimbursement. Company will reimburse Director for payment of legitimate business expenses, including appropriate entertainment expenses incurred by Director on behalf of the company (s), pursuant to the written approval of the company and expenses for travel, management seminars, related travel and related telephone use, including cellular telephones and a fax machine, Including professional licenses and continuing education fees.

3.   The Director agrees to accept such directorship and to devote his or her full time, notwithstanding the above and best efforts to the business of the Company (s). The Director warrants that he is under no contractual or other restrictions of obligations that will in any way limit his or her activities on behalf of the company other than that in existence on the date of signing of this agreement.

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4.   In connection with his sale on the date hereof of his of stock of the Company, the Director agrees that for five (5) years after the termination of this agreement he or she will not compete with the company directly or indirectly or organize, assist in any manner or serve in any capacity (whether as officer, director, consultant or otherwise) any person, firm, entity or director, or other entity which competes or is intended to compete with the business actively engaged in by the Company, including any business or products which the company is developing or contemplating the manufacture of sale of at any time during the term hereof. The reasonable determination in good faith by the company's board of directors of the existence or potential existence of a violation of this Section shall be presumed to be correct as long as the board of directors is acting upon physical evidence, copies of which are delivered to the Director before the rendering of the decision. The Director as a former owner of the company acknowledges that he received consideration for good will and intangibles above the net worth of the company, a portion of which was for his agreement to enter into a directorship and noncompetition agreement. In the event that this provision shall be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time, geographic area or over too great a range of activities, it shall be interpreted to only apply to the maximum period of time, geographic area or range of activities which may be enforceable.

5.   The Director (a) represents that he has communicated to the company, (b) agrees that he or she will not divulge or communicate to any other person or entity or use for his or her benefit or the detriment of the company without the express written consent of the company, and (c) hereby assigns and transfers to the company, all ideas, trade secrets, proprietary information, trade knowledge, formulae, processes, methods, designs, trademarks, copyrights, products, plans, discoveries, inventions, innovations, patents, improvements, and other information obtained, made or conceived by him or her prior to or during the term of his directorship by the company along all lines of work and investigations of the company.

6.   The Director agrees that upon termination of his or her directorship he or she will promptly deliver to the company all documents and writings and other materials pertaining o the business or affairs of the company of any affiliate with are in his possession or under his control, whether or not then on the premises of the company, other than records generated before the date of this agreement, which were retained in order to protect the reputation of the Director or which documented his or her actions or inactions (which records the Director hereby agrees may be copied by the company).

7.   When available from the company the Director shall be eligible to participate in the Director stock purchase, group life insurance, group hospitalization, pension and other group Director benefit plans of the company. The Director shall be entitled to a maximum of six weeks vacation in each contract year. Vacation time not taken may not be carried forward to a subsequent year.

8.   In the event of the Director's disability so that he cannot perform his or her duties hereunder, the company shall continue paying him his salary for a period not exceeding two months. Subcontracting from such payments any payments due to the Director under any income disability insurance of the company. If the Director after such two month period is only able to return to work on a part-time basis, his directorship shall continue for a period of up to three months on a part-time basis with his or her salary reduced proportionately and with such changes in his or her office and responsibilities and duties as the company's board of directors may determine. After the termination of any such disability, the Director's directorship hereunder shall continue for the term hereof.

If the Director becomes disabled, the Director will be reasonably accommodated with the tools essential to perform the essential functions of their job if they can do so. For the purposes of the provision, the following will not apply:

(A) Environmental, cultural and economic disadvantages; (B) Homosexuality
and bisexuality;
(C) Pregnancy (other than complications); (D) Physical
characteristics.
(E)   Common personality traits (thus severe mental disorders are covered). (F)   Normal
deviations in height, weight or strength.

If the Director becomes disabled in any 12 month period, (i) the Director shall be given up to 12 weeks of unpaid medical leave for the Director's serious health related injuries or disabilities and (ii) be restored to their former position upon completion of the leave unless the Director is one of the highest 10% in pay Directors and if returning the Director to the work

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force would cause the company substantial and grievous economic injury. For purposes of this provision, the following will not apply:

(A) Environmental, cultural and economic disadvantages; (B) Homosexuality and bisexuality;

(C) Pregnancy (other than complications); (D) Physical characteristics.

(E) Common personality traits (thus severe mental disorders are covered). (F) Normal deviations in height, weight or strength.

9. All notices, approvals or other communications to be sent or given to the Director shall be deemed validly and properly given or made if in writing and delivered by hand or by registered or certified mail return receipt requested and addressed to the address on file.

All notices, approvals or other communications to be sent or given to the company shall be deemed validly and properly given or made if in writing and delivered by hand or by registered or certified mail return receipt requested and addressed to AMERI METRO,INC. P. O. Box 125, Red Lion, PA 17356.

Any of the parties hereto may give notice to the others at any time by the methods specified above of a change in the address at which, or the person to whom, notices of addressed to it are to be delivered in the future.

10. The agreement shall be governed by the laws of the State of Pennsylvania.

11. The agreement supersedes all prior agreements, written or oral between the Director and the company, as of the date of the commencement of directorship hereunder and shall constitute the only agreement relating to the Director's directorship between the parties for the period of directorship hereunder. No provisions of the agreement shall be changed of modified, nor shall this agreement be discharged, in whole or in part, except by an agreement in writing signed by the party against whom such change, modification or discharge is claimed or sought to be enforced. In the vent that any provision f this agreement shall be held to be invalid in any circumstance, such invalidity shall no effect any other provision of circumstance.

12. The agreement shall incur to the benefit of and be binding upon the company, its successors and assigns. All obligations of the Director arising under the agreement shall survive the termination of the agreement and shall be binding upon his or her heirs, personal representatives, executors and administrators.


AMERI METRO, INC.

By: _


_____	_____
Debra Mathias	James Becker
_____	_____
Naresh (Nick) G. Mirchandani	Keith Doyle
_____	_____
Steve Trout	James Kingsborough
_____	_____
Shahjahan C. Mathias	Robert Todd Reynold
_____	_____
Suhail S. Mathias	Donald (Nick) E. Williams


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